

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Rajeev Singh
Chief Executive Officer
Accolade, Inc.
1201 Third Avenue, Suite 1700
Seattle, WA 98101

Re: Accolade, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Exhibit Nos. 10.23 through 10.30
Submitted February 13, 2020
CIK No. 1481646

Dear Mr. Singh:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance